UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2021

001-39479

(Commission File Number)

Akumin Inc.

(Exact name of Registrant as specified in its charter)

8300 W. Sunrise Boulevard

Plantation, Florida 33322

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F  ☐       Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated December 13, 2021: Akumin Inc. Announces Third Quarter 2021 Financial Results

99.2	Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2021

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations (Restated) for the three-month and nine-month periods ended September 30, 2021 and 2020

99.4	Form 52-109F2 – CEO Certification of Interim Filings

99.5	Form 52-109F2 – CEO Certification of Interim Filings

99.6	Form 52-109F2 – CFO Certification of Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akumin Inc.

Date: December 15, 2021	By:	/s/ Matt Cameron

Matt Cameron Chief Legal Officer and Corporate Secretary